Exhibit 20



                  Merrimac Acquires Filtran Microcircuits Inc.


West Caldwell, N.J., March 1, 1999: Merrimac Industries, Inc. ("Merrimac") (Amex: MRM) announces that it has completed the previously announced acquisition of Filtran Microcircuits Inc. ("Filtran") of Ottawa, Ontario, Canada, a leading manufacturer of microwave micro circuitry, in a $4.7 million cash transaction.

Chairman and CEO Mason N. Carter commented: "This is an important strategic acquisition for Merrimac which will allow Merrimac to incorporate Filtran's world class competency in fine line etching into our state of the art Multi-Mix(TM) Microtechnology. Multi-Mix(TM), which provides high frequency solutions, mostly in the form of total integrated packages, will benefit from the close working relationship with Filtran. This acquisition should accelerate our penetration into the satellite communications, defense and particularly wireless markets. Micro circuitry is essential as customers demand smaller, lighter and less costly solutions at higher frequencies as packaging shrinks and the need for Multi-Mix(TM) type solutions increases. Growth prospects for both businesses have greatly increased with this combination.

"Filtran was carefully chosen for their strategic match with us and its significant growth prospects within its served market segments. Approximately 40% of Filtran's business is derived from wireless applications and is growing at a rate in excess of 30 % per year during the last three years. Filtran's abilities are clearly recognized as `best in class'. Filtran will continue to operate as a stand-alone subsidiary based in Ottawa, Ontario under the continued leadership of CEO Craig Sutton and President Dr. K. Ramachandran. Both of these men have shown their ability to create a business with extraordinary competency, growth and vision."

Filtran's sales for their most recent fiscal year ended November 30, 1998 was approximately $3.2 million (or $4.9 million Canadian) and their three-year revenue growth rate was approximately 20%.

Mr. Carter continued: "Multi-Mix(TM) Microtechnology allows Merrimac and its customers to utilize a modular approach to sub-assembly design based upon standard platforms. This coupled with the development of our On-Line Co-Design(TM) Internet Design System, that was featured last week at the Wireless Symposium in San Jose, California, will permit greater added value to key accounts and strengthen the working relationships with microwave designers. Filtran is expected to play an integral role in this design concept with certain advanced processing technologies. Filtran will also allow Merrimac to offer an extended product line into higher frequencies with its 1 mil +/- 0.2 mils capability. Filtran is an industry leader in gold plating of high frequency circuitry and its gold-plated, wire-bondable circuitry will be necessary for future circuit structures." Filtran (www.filtranmicro.com) produces microstrip, bonded stripline and thick metal-backed Teflon (PTFE) circuits for satellite, aerospace, telecommunications, including LMDS (local multipoint distribution system), automotive adaptive cruise control, navigation and defense applications worldwide. They are an innovative, technically strong group, which includes some of the most creative scientists in the microwave circuit industry. Serving its diverse clientele since 1983, Filtran has earned a reputation for producing technically intricate microcircuits and superior quality workmanship.

In mission-critical applications like aerospace, air traffic control and search and rescue, microwave circuitry must be reliable. Filtran delivers the precision and performance that is required. Their stringent program of in-process controls results in high yields on the most complex circuits.

Certain statements in this news release are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 160 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact:   Mason N. Carter               Fax:                    (973) 882-5989
           Chairman and CEO              Email:             mnc@merrimacind.com
           Phone:(973) 575-1300,         Internet:   http://www.merrimacind.com
                  ext. 202



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